NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of Genco Resources Ltd. (the “Company”) will be held at Suite 550, 999 West Hastings Street, Vancouver, British Columbia on Tuesday, June 29, 2010 at 11:00 a.m. for the following purposes:

1.	Receive and consider the Report of the Directors.

2.	Receive and consider the financial statements of the Company for the year ended December 31, 2009 together with the auditor’s report thereon.

3.	Set the number of directors for the ensuing year at five.

4.	Elect directors for the ensuing year.

5.	Appoint an auditor for the ensuing year and authorize the Board of Directors to approve the remuneration to be paid to the auditor.

6.

Ratify and approve the Company’s Shareholder Rights Plan, and authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.	Authorize the issuance of up to 269,881 common shares to the CFO as a bonus under his employment contract for the 2009 financial year should it be determined that a bonus is payable.

8.	Transact such other business as may properly come before the meeting.

Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy (or Request for Voting Instructions, a “VIF”) and then complete and deposit the Proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their completed Proxies or VIFs in accordance with the instructions given by their financial institution or other intermediary that forwarded it to them.

DATED this 22nd day of May, 2010

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) WAYNE R. MOORHOUSE
CFO & Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.